Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2016 and Declaration of a Quarterly Dividend
MONACO--(Marketwired – April 27, 2016) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months ended March 31, 2016 and declaration of a quarterly dividend.
Results for the three months ended March 31, 2016 and 2015
For the three months ended March 31, 2016, the Company's adjusted net income was $30.5 million (see Non-IFRS Measures section below), or $0.19 basic and $0.18 diluted earnings per share, which excludes (i) a $2.2 million loss on sales of vessels and write-down of vessels held for sale, (ii) a $1.8 million write-off of deferred financing fees, (iii) a $1.0 million unrealized gain on derivative financial instruments and (iv) a $0.6 million gain recorded on the repurchase of $5.0 million face value of the Company's Convertible Senior Notes due 2019 (the "Convertible Notes"). The adjustments aggregated to an increase of adjusted net income by $2.4 million or $0.02 basic and $0.01 diluted earnings per share. For the three months ended March 31, 2016, the Company had net income of $28.0 million, or $0.17 basic and diluted earnings per share.
The diluted weighted average number of shares considers the potentially dilutive shares relating to the Company's Convertible Notes representing 32,002,761 potential common shares that the Company may issue upon conversion (see below for further information).
For the three months ended March 31, 2015, the Company's adjusted net income was $39.3 million (see Non-IFRS Measures section below), or $0.26 basic and $0.24 diluted earnings per share, which excludes a gain of $2.0 million related to the closing of the sales of three vessels and an unrealized loss on derivative financial instruments of $0.6 million.  The adjustments aggregated to a decrease of adjusted net income by $1.4 million, or $0.01 basic and diluted loss per share.  For the three months ended March 31, 2015, the Company had net income of $40.7 million, or $0.27 basic and $0.25 diluted earnings per share.
Declaration of Dividend
On April 27, 2016, the Company's Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on June 24, 2016 to all shareholders as of May 11, 2016 (the record date). As of April 27, 2016, there were 173,035,794 shares outstanding.

Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.5 million during the three months ended March 31, 2016, are not incurred.  Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months ended March 31, 2016, the Company's basic weighted average number of shares were 160,471,857.  The Company's diluted weighted average number of shares were 165,680,353 excluding the impact of the Convertible Notes and 197,620,040 under the if-converted method.   Earnings per share for the three months ended March 31, 2016 does not consider the effect of the Convertible Notes as the if-converted method was anti-dilutive. Adjusted earnings per share (see Non-IFRS Measures section below) for the three months ended March 31, 2016 was calculated using the if-converted method as the effect of which was dilutive.  The Convertible Notes are currently ineligible for conversion.
Summary of Recent and First Quarter Significant Events:
•	Below is a summary of the voyages fixed thus far in the second quarter of 2016:
•	For the LR2s in the pool: approximately $23,000 per day for 43% of the days
•	For the LR1 in the pool: approximately $18,000 per day for 38% of the days
•	For the MRs in the pool: approximately $18,000 per day for 39% of the days
•	For the Handymaxes in the pool: approximately $12,000 per day for 34% of the days
•	Below is a summary of the TCE revenue earned during the first quarter of 2016:
•	For the LR2s in the pool: $27,392 per day
•	For the LR1s in the pool: $25,078 per day
•	For the MRs in the pool: $18,573 per day
•	For the Handymaxes in the pool: $15,855 per day
•	Reduced the Company's outstanding debt by $109.5 million between January 1, 2016 and April 26, 2016.
•	Took delivery of STI Grace, an LR2 product tanker that was under construction from Daehan Shipbuilding Co., Ltd ("DHSC") and STI Lombard, an LR2 product tanker that was previously bareboat chartered-in, in March and April 2016, respectively.
•	Reached an agreement with an unrelated third party to sell five 2014 built MR tankers for $33.3 million each. Two of these sales closed in the first quarter of 2016, one sale closed in April 2016, and the remaining two sales are expected to close in the second quarter of 2016.
•	Time chartered-in three ice class 1A Handymax product tankers, each for three years at $15,600 per day.
•	Repurchased $5.0 million face value of the Company's Convertible Notes for $831.05 per $1,000 principal amount.
•	Repurchased an aggregate of 2,299,606 of the Company's common shares since January 1, 2016 at an average price of $5.96 per share; the repurchased shares are being held as treasury shares.
•	Paid a quarterly cash dividend on the Company's common stock of $0.125 per share in March 2016.
•	Amended and restated the Company's previously announced $87.0 million credit facility with ING Bank N.V. to increase the borrowing capacity to $132.5 million. The proceeds from the upsizing were utilized in April 2016 to partially finance the purchase of STI Lombard and refinance the existing indebtedness on STI Osceola.

•	Reached an agreement with an unrelated third party to sell five 2014 built MR tankers for $33.3 million each. Two of these sales closed in the first quarter of 2016, one sale closed in April 2016, and the remaining two sales are expected to close in the second quarter of 2016.
•	Time chartered-in three ice class 1A Handymax product tankers, each for three years at $15,600 per day.
•	Repurchased $5.0 million face value of the Company's Convertible Notes for $831.05 per $1,000 principal amount.
•	Repurchased an aggregate of 2,299,606 of the Company's common shares since January 1, 2016 at an average price of $5.96 per share; the repurchased shares are being held as treasury shares.
•	Paid a quarterly cash dividend on the Company's common stock of $0.125 per share in March 2016.
•	Amended and restated the Company's previously announced $87.0 million credit facility with ING Bank N.V. to increase the borrowing capacity to $132.5 million. The proceeds from the upsizing were utilized in April 2016 to partially finance the purchase of STI Lombard and refinance the existing indebtedness on STI Osceola.
Vessel deliveries
In April 2016, the Company took delivery of STI Lombard, an LR2 product tanker that was previously bareboat chartered-in, and paid the remaining 90% of the purchase price, or $53.1 million, upon delivery.  The Company drew down $26.5 million from its ING Credit Facility to partially finance this transaction.
In March 2016, the Company took delivery of STI Grace, an LR2 product tanker from DHSC.  The Company drew down $26.0 million from its ING Credit Facility to finance the delivery of this vessel.
Agreement to Sell Five MR Product Tankers
In February 2016, the Company reached an agreement with an unrelated third party to sell five 2014 built MR product tankers (STI Lexington, STI Mythos, STI Chelsea, STI Olivia and STI Powai) for $33.3 million each. The sales of STI Lexington and STI Mythos closed in the first quarter of 2016, the sale of STI Chelsea closed in April 2016 and the sales of STI Powai and STI Olivia are expected to close in the second quarter of 2016.  The Company recorded an aggregate loss on sale of vessels and a write-down of vessels held for sale of $2.2 million during the first quarter of 2016 in connection with this agreement.
As part of these sales, the Company repaid $36.2 million in secured debt in the first quarter of 2016 and $18.4 million in April 2016.  The Company expects to repay $36.7 million in secured debt as part of the sales of the remaining two vessels before the end of the second quarter of 2016.

Upsizing of ING Credit Facility
In March 2016, the Company amended and restated its previously announced $87.0 million credit facility with ING Bank N.V. to increase the borrowing capacity to $132.5 million. The facility bears interest at LIBOR plus a margin of 1.95% per annum, and the proceeds from the upsizing were used in April 2016 to partially finance the purchase of STI Lombard and refinance the existing indebtedness on STI Osceola.
The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014.
Since January 1, 2016 through the date of this press release, the Company has repurchased the following:
•	an aggregate of 2,299,606 of its common shares at an average price of $5.96 per share; the repurchased shares are being held as treasury shares. There are 173,035,794 shares outstanding as of April 27, 2016.
•	$5.0 million face value of its Convertible Notes at an average price of $831.05 per $1,000 principal amount.
The Company has $160.4 million remaining under its Securities Repurchase Program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.
Time Charter-in Update
In April 2016, the Company exercised its option to extend the charter on an MR product tanker that is currently time chartered-in for an additional year at $16,350 per day effective May 2016.
In March 2016, the Company entered into time charter-in agreements with an unrelated third party on three ice class 1A Handymax product tankers. Each agreement is for three years at $15,600 per day and the Company has two consecutive one year options to extend the agreements at $16,500 per day and $17,500 per day, respectively. These vessels were delivered in March 2016. In addition, the Company has the option to time charter-in up to four additional ice class 1A Handymax product tankers under the same terms.

In March 2016, the Company extended the charters on two ice class 1B Handymax product tankers that are currently time chartered-in, each for one year at $17,000 per day effective April and June 2016, respectively.
In March 2016, the Company exercised its option to extend the charter on an MR product tanker that is currently time chartered-in for an additional year at $16,200 per day effective May 2016.
In February 2016, the Company extended the charter on an LR1 product tanker that is currently time chartered-in.  The term of the agreement is for an additional year at $17,250 per day effective March 2016.
Conference Call
The Company will have a conference call on April 27, 2016 at 10:30 AM Eastern Daylight Time and 4:30 PM Central European Summer Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-888-205-6875 (U.S.) or +1-913-312-0685 (International). The conference participant passcode is 2946006. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/610/14769
Current Liquidity
As of April 26, 2016, the Company had $164.8 million in cash.
Debt
A rollforward of the Company's debt balance from January 1, 2016 through the date of this press release, is set forth below:

In millions of U.S. dollars	Outstanding as of December 31, 2015	Drawdowns and repayments, net	Outstanding as of March 31, 2016	Drawdowns and repayments, net	Outstanding as of April 26, 2016	Availability as of April 26, 2016
2011 Credit Facility	$101.0	$(2.0)	$99.0	$-	$99.0	$-
Newbuilding Credit Facility	71.8	(1.5)	70.3	-	70.3	-
2013 Credit Facility (1)	428.2	(43.2)	385.0	(18.3)	366.7	-
K-Sure Credit Facility (2)	440.0	(33.3)	406.7	(18.4)	388.3	-
KEXIM Credit Facility	400.2	(16.8)	383.4	-	383.4	-
ING Credit Facility (3)	34.7	25.4	60.1	43.3	103.4	26.0
ABN AMRO Credit Facility	139.8	(2.4)	137.4	(0.6)	136.8	-
BNP Paribas Credit Facility (4)	17.3	16.7	34.0	-	34.0	-
Credit Suisse Credit Facility	-	-	-	-	-	61.2
Scotiabank Credit Facility (5)	-	-	-	-	-	36.0
Finance lease (6)	53.4	(0.3)	53.1	(53.1)	-	-
2020 senior unsecured notes	53.8	-	53.8	-	53.8	-
2017 senior unsecured notes	51.8	-	51.8	-	51.8	-
Convertible Notes (7)	358.5	(5.0)	353.5	-	353.5	-
	$2,150.5	$(62.4)	$2,088.1	$(47.1)	$2,041.0	$123.2
(1)	Activity for the 2013 Credit Facility includes the repayments of (i) $18.2 million as part of the refinancing of STI Battery in January 2016, (ii) $17.9 million as part of the sale of STI Mythos in March 2016 and (iii) $18.3 million as part of the refinancing of STI Osceola in April 2016. The Company also made a scheduled principal repayment of $7.2 million in March 2016.
(2)	Activity for the K-Sure Credit Facility includes the repayments of $18.4 million as part of the sale of STI Lexington in March 2016 and $18.4 million as part of the sale of STI Chelsea in April 2016. The Company also made a scheduled principal repayment of $14.9 million in March 2016.
(3)	Activity for the ING Credit facility includes the drawdowns of (i) $26.0 million as part of the delivery of STI Grace in March 2016, (ii) $26.5 million as part of the delivery of STI Lombard in April 2016 and (iii) $17.1 million as part of the refinancing of STI Osceola. These drawdowns were offset by scheduled principal repayments of $0.6 million during the first quarter of 2016 and $0.3 million in April 2016.
(4)	Activity for the BNP Paribas Credit Facility includes the drawdown of $17.3 million as part of the refinancing of STI Battery offset by $0.6 million of scheduled principal repayments in February 2016.
(5)	The Company received a commitment for a loan facility of up to $36.0 million from Scotiabank Europe plc which is expected to be utilized to refinance the existing indebtedness on an LR2 product tanker (2015 built). This facility has a maturity of three years from the drawdown date and bears interest at LIBOR plus a margin of 1.50% per annum and remains subject to the execution of definitive documentation.

(6)	In April 2016, the Company took ownership of STI Lombard from its previously announced agreement and paid the remaining 90% of the purchase price, or $53.1 million, as part of this transaction. As a result, all amounts outstanding under this finance lease were repaid. Prior to the acquisition, the vessel was bareboat chartered-in to the Company.
(7)	In March 2016, the Company repurchased $5.0 million face value of its Convertible Notes for $831.05 per $1,000 principal amount. $41.2 million and $44.7 million of this amount have been attributed to the conversion feature of the Convertible Notes and recorded within additional paid in capital on the consolidated balance sheet as of March 31, 2016 and December 31, 2015, respectively.
Newbuilding Program
During the first quarter of 2016, the Company made $72.3 million of installment payments on its newbuilding vessels.
The Company currently has 11 newbuilding vessel orders (eight MRs and three LR2s) with DHSC, Hyundai Mipo Dockyard Co., Ltd. ("HMD") and Sungdong Shipbuilding and Marine Engineering Co., Ltd. ("SSME"). The estimated second quarter of 2016 and future payments are as follows*:

In millions of U.S. dollars
Q2 2016 - installment payment made	53.1
Q2 2016 - remaining installment payments	21.6
Q3 2016	36.7
Q4 2016	44.0
Q1 2017	57.3
Q2 2017	46.6
Q3 2017	54.1
Q4 2017	43.3

Total	$356.7
*These are estimates only and are subject to change as construction progresses.

Explanation of Variances on the First Quarter of 2016 Financial Results Compared to the First Quarter of 2015
For the three months ended March 31, 2016, the Company recorded net income of $28.0 million compared to net income of $40.7 million for the three months ended March 31, 2015. The following were the significant changes between the two periods:
•	Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended March 31, 2016 and 2015:
	For the three months ended March 31,
In thousands of U.S. dollars	2016	2015
Vessel revenue	$165,128	$160,706
Voyage expenses	(356)	(2,094)
TCE revenue	$164,772	$158,612

•	TCE revenue increased $6.2 million to $164.8 million. This increase was driven by an increase in the average number of operating vessels (owned and time chartered-in) to 90.1 from 84.0 for the three months ended March 31, 2016 and 2015, respectively. This increase was offset by a decrease in time charter equivalent revenue per day to $20,203 per day from $21,138 per day for the three months ended March 31, 2016 and 2015, respectively (see the breakdown of daily TCE below). This was primarily driven by a decrease in TCE revenue per day in our Handymax and MR operating segments, as the mild winter in the northern hemisphere, along with lower utilization in U.S. Gulf Coast refineries resulted in dampened demand for the Company's MR and ice class 1A Handymax tankers as compared to the same period in 2015.
•	Vessel operating costs increased $10.5 million to $48.0 million from $37.5 million for the three months ended March 31, 2016 and 2015, respectively. This increase was primarily driven by an increase in the Company's owned fleet to an average of 79.8 vessels from 63.0 vessels for the three months ended March 31, 2016 and 2015, respectively. Overall vessel operating costs per day remained consistent, increasing slightly to $6,612 per day from $6,583 per day for the three months ended March 31, 2016 and 2015, respectively (see the breakdown of daily vessel operating costs below).
•	Charterhire expense decreased $13.1 million to $15.6 million from $28.7 million for the three months ended March 31, 2016 and 2015, respectively. This decrease was primarily driven by a decrease in the Company's time chartered-in fleet to an average of 10.3 vessels from 21.0 vessels for the three months ended March 31, 2016 and 2015, respectively.
•	Depreciation expense increased $8.8 million to $30.2 million from $21.4 million for the three months ended March 31, 2016 and 2015, respectively. This increase was the result of an increase in the average number of owned vessels to 79.8 from 63.0 for the three months ended March 31, 2016 and 2015, respectively.

•	General and administrative expenses increased $3.3 million to $17.0 million from $13.7 million for the three months ended March 31, 2016 and 2015, respectively. This increase is primarily due to the growth in the Company's owned fleet to an average of 79.8 vessels from an average of 63.0 vessels during the three months ended March 31, 2016 and 2015, respectively.
•	Loss from sale vessels and write down of vessels held for sale of $2.2 million for the three months ended March 31, 2016 is attributable to the aforementioned agreement to sell five 2014 built MR product tankers. The gain on sale of vessels of $2.0 million for the three months ended March 31, 2015 relates to the sales of Venice, STI Harmony and STI Heritage, which closed in March, April and April of 2015, respectively.
•	Financial expenses increased $7.1 million to $25.2 million from $18.1 million primarily as a result of:
•	an increase in average debt outstanding to $2.1 billion from $1.7 billion for the three months ended March 31, 2016 and 2015, respectively;
•	a decrease in the amount of interest capitalized of $0.6 million;
•	a write-off of $1.8 million of deferred financing fees as a result of (i) the sales, and corresponding debt repayments on the amounts borrowed for STI Lexington and STI Mythos, (ii) the refinancing of the amounts borrowed for STI Battery and (iii) the repurchase of $5 million face value of the Company's Convertible Notes in March 2016.
•	Unrealized gains and losses on derivative financial instruments relate to the change in the fair value of the profit or loss agreement on one of the Company's time chartered-in vessels with a third party who neither owns nor operates the vessel.
•	Financial income for the three months ended March 31, 2016 primarily consists of the gain recorded when the Company repurchased $5.0 million face value of the Company's Convertible Notes for $831.05 per $1,000 principal amount in March 2016.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2016	2015
Revenue
Vessel revenue	$165,128	$160,706

Operating expenses
Vessel operating costs	(48,035)	(37,475)
Voyage expenses	(356)	(2,094)
Charterhire	(15,645)	(28,731)
Depreciation	(30,204)	(21,408)
General and administrative expenses	(17,017)	(13,702)
(Loss) / gain on sale of vessels and write down of vessels held for sale	(2,215)	2,008
Total operating expenses	(113,472)	(101,402)
Operating income	51,656	59,304
Other (expense) and income, net
Financial expenses	(25,221)	(18,058)
Realized gain on derivative financial instruments	-	40
Unrealized gain / (loss) on derivative financial instruments	1,002	(606)
Financial income	615	25
Other expenses, net	(21)	(10)
Total other expense, net	(23,625)	(18,609)
Net income	$28,031	$40,695

Earnings per share

Basic	$0.17	$0.27
Diluted	$0.17	$0.25
Basic weighted average shares outstanding	160,471,857	151,838,124
Diluted weighted average shares outstanding (1)	165,680,353	186,916,874

(1)
Diluted weighted average shares outstanding for the three months ended March 31, 2016, assuming conversion of the Company's Convertible Notes, were 197,620,040.  Diluted earnings per share without considering the dilutive effect of the Convertible Notes was used because the if-converted method for the Convertible Notes was anti-dilutive for the three months ended March 31, 2016.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$169,227	$200,970
Accounts receivable	55,713	69,017
Prepaid expenses and other current assets	4,556	3,585
Inventories	6,698	6,575
Vessels held for sale	94,776	-
Total current assets	330,970	280,147
Non-current assets
Vessels and drydock	2,950,315	3,087,753
Vessels under construction	140,506	132,218
Other assets	23,592	23,337
Total non-current assets	3,114,413	3,243,308
Total assets	$3,445,383	$3,523,455
Current liabilities
Current portion of long-term debt	$118,840	$124,503
Debt related to vessels held for sale	52,535	-
Finance lease liability	53,040	53,372
Accounts payable	12,348	25,683
Accrued expenses	22,683	32,643
Derivative financial instruments	253	1,175
Total current liabilities	259,699	237,376
Non-current liabilities
Long-term debt	1,771,120	1,872,114
Derivative financial instruments	-	80
Total non-current liabilities	1,771,120	1,872,194
Total liabilities	2,030,819	2,109,570
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	2,224	2,224
Additional paid-in capital	1,737,301	1,729,314
Treasury shares	(441,018)	(427,311)
Retained earnings	116,057	109,658
Total shareholders' equity	1,414,564	1,413,885
Total liabilities and shareholders' equity	$3,445,383	$3,523,455

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2016	2015
Operating activities
Net income	$28,031	$40,695
Loss / (gain) on sale of vessels and write down of vessels held for sale	2,215	(2,008)
Depreciation	30,204	21,408
Amortization of restricted stock	8,308	7,676
Amortization of deferred financing fees	5,643	3,124
Unrealized (gain)/loss on derivative financial instruments	(1,002)	606
Amortization of acquired time charter contracts	65	195
Accretion of Convertible Notes	2,901	2,735
Gain on repurchase of Convertible Notes	(581)	-
	75,784	74,431
Changes in assets and liabilities:
Drydock payments	-	-
(Increase)/decrease in inventories	(212)	825
Decrease in accounts receivable	13,304	2,104
Increase in prepaid expenses and other current assets	(1,035)	(9,318)
Increase/(decrease) in other assets	398	(2,365)
Increase in accounts payable	326	10,722
Decrease in accrued expenses	(9,695)	(11,847)
Interest rate swap termination payment	-	(113)
	3,086	(9,992)
Net cash inflow from operating activities	78,870	64,439
Investing activities
Acquisition of vessels and payments for vessels under construction	(75,114)	(203,501)
Proceeds from disposal of vessels	63,263	12,602
Net cash outflow from investing activities	(11,851)	(190,899)
Financing activities
Debt repayments	(100,688)	(30,453)
Issuance of debt	43,250	204,400
Debt issuance costs	(1,833)	(2,370)
Repayment of Convertible Notes	(4,155)	-
Dividends paid	(21,629)	(19,659)
Repurchase of common stock	(13,707)	(5,907)
Net cash (outflow) / inflow from financing activities	(98,762)	146,011
(Decrease) / increase in cash and cash equivalents	(31,743)	19,551
Cash and cash equivalents at January 1,	200,970	116,143
Cash and cash equivalents at December 31,	$169,227	$135,694

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2016 and 2015
(unaudited)

	For the three months ended March 31,
	2016	2015
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$92,362	$86,410

Average Daily Results
Time charter equivalent per day(2)	$20,203	$21,138
Vessel operating costs per day(3)	6,612	6,583

Aframax/LR2
TCE per revenue day (2)	27,383	25,231
Vessel operating costs per day(3)	6,805	6,858

Panamax/LR1
TCE per revenue day (2)	25,078	21,943
Vessel operating costs per day(3)	-	7,216

MR
TCE per revenue day (2)	18,525	20,061
Vessel operating costs per day(3)	6,582	6,400

Handymax
TCE per revenue day (2)	15,989	20,006
Vessel operating costs per day(3)	6,446	6,754

Fleet data
Average number of owned vessels	79.8	63.0
Average number of time chartered-in vessels	10.3	21.0

(1)	See Non-IFRS Measures section below.

(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet list as of April 27, 2016
	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,000	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,000	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,000	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,000	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,000	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,000	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,000	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,000	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,000	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,000	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,000	1A	SHTP (1)	Handymax
15	STI Amber	2012	52,000	-	SMRP(2)	MR
16	STI Topaz	2012	52,000	-	SMRP(2)	MR
17	STI Ruby	2012	52,000	-	SMRP(2)	MR
18	STI Garnet	2012	52,000	-	SMRP(2)	MR
19	STI Onyx	2012	52,000	-	SMRP(2)	MR
20	STI Sapphire	2013	52,000	-	SMRP(2)	MR
21	STI Emerald	2013	52,000	-	SMRP(2)	MR
22	STI Beryl	2013	52,000	-	SMRP(2)	MR
23	STI Le Rocher	2013	52,000	-	SMRP(2)	MR
24	STI Larvotto	2013	52,000	-	SMRP(2)	MR
25	STI Fontvieille	2013	52,000	-	SMRP(2)	MR
26	STI Ville	2013	52,000	-	SMRP(2)	MR
27	STI Duchessa	2014	52,000	-	SMRP(2)	MR
28	STI Opera	2014	52,000	-	SMRP(2)	MR
29	STI Texas City	2014	52,000	-	SMRP(2)	MR
30	STI Meraux	2014	52,000	-	SMRP(2)	MR
31	STI San Antonio	2014	52,000	-	SMRP(2)	MR
32	STI Venere	2014	52,000	-	SMRP(2)	MR
33	STI Virtus	2014	52,000	-	SMRP(2)	MR
34	STI Powai	2014	52,000	-	SMRP(2)	MR
35	STI Aqua	2014	52,000	-	SMRP(2)	MR
36	STI Dama	2014	52,000	-	SMRP(2)	MR
37	STI Olivia	2014	52,000	-	SMRP(2)	MR
38	STI Benicia	2014	52,000	-	SMRP(2)	MR
39	STI Regina	2014	52,000	-	SMRP(2)	MR

40	STI St. Charles	2014	52,000	-	SMRP(2)	MR
41	STI Mayfair	2014	52,000	-	SMRP(2)	MR
42	STI Yorkville	2014	52,000	-	SMRP(2)	MR
43	STI Milwaukee	2014	52,000	-	SMRP(2)	MR
44	STI Battery	2014	52,000	-	SMRP(2)	MR
45	STI Soho	2014	52,000	-	SMRP(2)	MR
46	STI Memphis	2014	52,000		SMRP(2)	MR
47	STI Tribeca	2015	52,000	-	SMRP(2)	MR
48	STI Gramercy	2015	52,000	-	SMRP(2)	MR
49	STI Bronx	2015	52,000	-	SMRP(2)	MR
50	STI Pontiac	2015	52,000	-	SMRP(2)	MR
51	STI Manhattan	2015	52,000	-	SMRP(2)	MR
52	STI Queens	2015	52,000	-	SMRP(2)	MR
53	STI Osceola	2015	52,000	-	SMRP(2)	MR
54	STI Notting Hill	2015	52,000	1B	Time Charter (6)	MR
55	STI Seneca	2015	52,000	-	SMRP(2)	MR
56	STI Westminster	2015	52,000	1B	Time Charter (6)	MR
57	STI Brooklyn	2015	52,000	-	SMRP(2)	MR
58	STI Black Hawk	2015	52,000	-	SMRP(2)	MR
59	STI Elysees	2014	109,999	-	SLR2P (4)	LR2
60	STI Madison	2014	109,999	-	SLR2P (4)	LR2
61	STI Park	2014	109,999	-	SLR2P (4)	LR2
62	STI Orchard	2014	109,999	-	SLR2P (4)	LR2
63	STI Sloane	2014	109,999	-	SLR2P (4)	LR2
64	STI Broadway	2014	109,999	-	SLR2P (4)	LR2
65	STI Condotti	2014	109,999	-	SLR2P (4)	LR2
66	STI Rose	2015	109,999	-	Time Charter (7)	LR2
67	STI Veneto	2015	109,999	-	SLR2P (4)	LR2
68	STI Alexis	2015	109,999	-	SLR2P (4)	LR2
69	STI Winnie	2015	109,999	-	SLR2P (4)	LR2
70	STI Oxford	2015	109,999	-	SLR2P (4)	LR2
71	STI Lauren	2015	109,999	-	SLR2P (4)	LR2
72	STI Connaught	2015	109,999	-	SLR2P (4)	LR2
73	STI Spiga	2015	109,999	-	SLR2P (4)	LR2
74	STI Savile Row	2015	109,999	-	SLR2P (4)	LR2
75	STI Kingsway	2015	109,999	-	SLR2P (4)	LR2
76	STI Carnaby	2015	109,999	-	SLR2P (4)	LR2
77	STI Lombard	2015	109,999	-	SLR2P (4)	LR2
78	STI Grace	2016	109,999	-	SLR2P (4)	LR2

	Total owned DWT		5,019,980

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Time chartered-in vessels
79	Kraslava	2007	37,258	1B	SHTP (1)	Handymax
80	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax
81	Silent	2007	37,847	1A	SHTP (1)	Handymax
82	Single	2007	37,847	1A	SHTP (1)	Handymax
83	Star I	2007	37,847	1A	SHTP (1)	Handymax
84	Miss Mariarosaria	2011	47,499	-	SMRP(2)	MR
85	Vukovar	2015	49,990	-	SMRP(2)	MR
86	Targale	2007	49,999	-	SMRP(2)	MR
87	Gan-Trust	2013	51,561	-	SMRP(2)	MR
88	Hellespont Progress	2006	73,728	-	SPTP (3)	LR1
89	Densa Crocodile	2015	105,408	-	SLR2P (4)	LR2
90	Densa Alligator	2013	105,708	-	SLR2P (4)	LR2

	Total time chartered-in DWT		671,958

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
91	Hull 2601 - TBN STI Galata	HMD	(18)	52,000	MR
92	Hull 2602 - TBN STI Taksim	HMD	(18)	52,000	MR
93	Hull 2603 - TBN STI Leblon	HMD	(18)	52,000	MR
94	Hull 2604 - TBN STI La Boca	HMD	(18)	52,000	MR
95	Hull 2605 - TBN STI San Telmo	HMD	(18)	52,000	MR
96	Hull 2606 - TBN STI Jurere	HMD	(18)	52,000	MR
97	Hull 2607 - TBN STI Esles II	HMD	(18)	52,000	MR
98	Hull 2608 - TBN STI Jardins	HMD	(18)	52,000	MR
99	Hull S3120 - TBN STI Selatar	SSME	(19)	109,999	LR2
100	Hull S3121 - TBN STI Rambla	SSME	(19)	109,999	LR2
101	Hull 5004 - TBN STI Jermyn	DHSC	(20)	109,999	LR2

	Total newbuilding product tankers DWT			745,997

	Total Fleet DWT			6,437,935

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	In March 2016, we extended the charter for an additional year at $17,000 per day effective June 2016.
(10)	In March 2016, we extended the charter for an additional year at $17,000 per day effective April 2016.
(11)	We have options to extend this charter for two consecutive one year periods at $16,500 and $17,500 per day, respectively.
(12)	In April 2016, we declared the option to extend the charter for an additional year at $16,350 per day effective May 2016.
(13)	In March 2016, we extended the charter for an additional year at $16,200 per day effective May 2016.
(14)	We have an option to extend the charter for an additional year at $18,000 per day.
(15)	In February 2016, we extended the charter for an additional year at $17,250 per day from March 2016.
(16)	We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.
(17)	We have an option to extend the charter for an additional year at $26,925 per day.
(18)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). All eight vessels are expected to be delivered throughout 2017.
(19)
These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). One vessel is expected to be delivered in the third quarter of 2016 and one in the fourth quarter of 2016.

(20)	This newbuilding vessel is being constructed at DHSC (Daehan Shipbuilding Co. Ltd). This vessel is expected to be delivered in the second quarter of 2016.

Dividend Policy and Securities Repurchase Program
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividend history is as follows:
Date paid	Dividends per share
June 2013	$0.025
September 2013	$0.035
December 2013	$0.070
March 2014	$0.080
June 2014	$0.090
September 2014	$0.100
December 2014	$0.120
March 2015	$0.120
June 2015	$0.125
September 2015	$0.125
December 2015	$0.125
March 2016	$0.125
On April 27, 2016, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on June 24, 2016 to all shareholders as of May 11, 2016 (the record date). As of April 27, 2016 there were 173,035,794 shares outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.

Since January 1, 2016 through the date of this press release, the Company has repurchased the following:
•	an aggregate of 2,299,606 of its common shares at an average price of $5.96 per share; the repurchased shares are being held as treasury shares. There are 173,035,794 shares outstanding as of April 27, 2016.
•	$5.0 million face value of its Convertible Notes at an average price of $831.05 per $1,000 principal amount.
The Company has $160.4 million remaining under its Securities Repurchase Program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 78 product tankers (20 LR2, 14 Handymax, and 44 MR tankers) with an average age of 1.5 years and time charters-in 12 product tankers (two LR2, one LR1, four MR and five Handymax tankers). The Company has contracted for 11 newbuilding product tankers (eight MR and three LR2 tankers). The three LR2s are expected to be delivered in 2016 (one per quarter), and the eight MRs are expected to be delivered throughout 2017. The Company has also reached an agreement to sell two of its 2014 built MR product tankers. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
Adjusted net income
	For the three months ended March 31, 2016
		Per share	Per share
In thousands of U.S. dollars except per share and share data	Amount	basic	diluted
Net income	$28,031	$0.17	$0.17
Adjustments:
Deferred financing fees write-off	1,795	0.01	0.01
Unrealized gain on derivative financial instruments	(1,002)	(0.01)	(0.01)
Gain on repurchase of Convertible Notes	(581)	(0.00)	(0.00)
Loss on sale of vessels and write down of vessels held for sale	2,215	0.01	0.01
Adjusted net income	$30,458	$0.19 (1)	$0.18

	For the three months ended March 31, 2015
In thousands of U.S. dollars except per share and share data		Per share	Per share
	Amount	basic	diluted
Net income	$40,695	$0.27	$0.25
Adjustments:
Unrealized loss on derivative financial instruments	606	0.00	0.00
Gain on sale of vessels	(2,008)	(0.01)	(0.01)
Adjusted net income	$39,293	$0.26	$0.24

(1)  Summation difference due to rounding

Adjusted EBITDA
	For the three months ended March 31,
In thousands of U.S. dollars	2016	2015
Net income	$28,031	$40,695
Financial expenses	25,221	18,058
Unrealized (gain) / loss on derivative financial instruments	(1,002)	606
Financial income	(34)	(25)
Depreciation	30,204	21,408
Amortization of restricted stock	8,308	7,676
Loss / (gain) on sale of vessels and write down of vessels held for sale	2,215	(2,008)
Gain on repurchase of Convertible Notes (recorded within Financial income)	(581)	-
Adjusted EBITDA	$92,362	$86,410

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616